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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
 (Amendment No. 2)

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc., on March 7, 2005, as thereafter amended, and to add additional Exhibits and amend the Exhibit Index accordingly.

Item 9.    Materials to be Filed as Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(7)	Press release issued by Digital Impact on March 16, 2005.
(a)(8)	Slides presented at B. Riley & Co. Annual Investor Presentation on March 16, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: March 16, 2005
/s/ WILLIAM PARK William Park President, Chief Executive Officer and Chairman of the Board of Directors

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(7)	Press release issued by Digital Impact on March 16, 2005.
(a)(8)	Slides presented at B. Riley & Co. Annual Investor Presentation on March 16, 2005.

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SIGNATURE
INDEX TO EXHIBITS